Exhibit 99.1

Vision Marine Technologies Inc.

Condensed Interim Consolidated Financial Statements

For the Three-Month Periods Ended November 30, 2023 and November 30, 2022

(Unaudited)

  Vision Marine Technologies Inc.

Consolidated statements of financial position

  [Going concern uncertainty – see note 2]

  (Unaudited)

	As at November 30, 2023	As at August 31, 2023
	$	$
Assets
Current
Cash	841,988	3,359,257
Trade and other receivables [note 3]	500,676	550,836
Income tax receivable	89,953	98,540
Inventories [note 4]	3,182,731	2,445,554
Prepaid expenses	2,832,970	1,973,591
Share subscription receivable [note 14]	39,200	39,200
Advances to related parties [note 14]	17,384	20,135
Total current assets	7,504,902	8,487,113
Right-of-use assets [note 6]	2,282,815	2,414,593
Property and equipment [note 7]	2,244,064	2,313,926
Intangibles [note 8]	925,526	966,724
Goodwill [note 8]	9,714,558	9,680,941
Deferred income taxes	97,609	68,460
Other financial assets	115,155	114,755
Total assets	22,884,629	24,046,512

Liabilities and shareholders’ equity
Current
Credit facility [note 9]	210,000	155,000
Trade and other payables [notes 10 & 14]	2,836,494	1,754,900
Provision on onerous contracts	91,667	91,667
Contract liabilities [note 11]	1,851,353	1,815,731
Current portion of lease liabilities [note 12]	681,744	647,638
Current portion of long-term debt [note 13]	236,719	271,546
Other financial liabilities	95,074	113,695
Total current liabilities	6,003,051	4,850,177
Lease liabilities [note 12]	1,843,592	1,994,156
Long-term debt [note 13]	11,458	33,783
Derivative liabilities	913,387	5,558,822
Deferred income taxes	-	45,137
Total liabilities	8,771,488	12,482,075

Shareholders’ equity
Capital stock [note 15]	51,816,439	50,395,717
Contributed surplus [note 16]	11,759,162	11,684,829
Accumulated other comprehensive income	1,061,148	1,032,628
Deficit	(50,523,608)	(51,548,737)
Total shareholders’ equity	14,113,141	11,564,437
	22,884,629	24,046,512

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of changes in equity (deficit)

[Going concern uncertainty – see note 2]

(Unaudited)

For the three-months ended November 30,

					Accumulated
					other
			Contributed		comprehensive
	Capital stock		surplus	Deficit	income	Total
	Units	$	$	$	$	$
Shareholders’ equity as at August 31, 2022	8,417,923	43,441,591	10,560,886	(30,671,552)	697,671	24,028,596
Total comprehensive income (loss)	-	-	-	(6,786,441)	356,062	(6,430,379)
Share issuance	21,362	141,214	-	-	-	141,214
Share-based compensation [note 16]	-	-	312,878	-	-	312,878
Shareholders’ equity as at November 30, 2022	8,439,285	43,582,805	10,873,764	(37,457,993)	1,053,733	18,052,309

Shareholders’ equity as at August 31, 2023	11,172,800	50,395,717	11,684,829	(51,548,737)	1,032,628	11,564,437
Total comprehensive income	-	-	-	1,025,129	28,520	1,053,649
Share issuance [note 15]	476,519	1,420,722	-	-	-	1,420,722
Share-based compensation [note 16]	-		74,333	-	-	74,333
Shareholders’ equity as at November 30, 2023	11,649,319	51,816,439	11,759,162	(50,523,608)	1,061,148	14,113,141

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of comprehensive income (loss)

[Going concern uncertainty – see note 2]

(Unaudited)

For the three months ended November 30,

	2023	2022
	$	$
Revenues [note 17]	986,392	1,399,760
Cost of sales [note 4]	550,864	1,295,484
Gross profit	435,528	104,276

Expenses
Research and development	984,506	3,687,197
Office salaries and benefits	860,454	839,731
Selling and marketing expenses	789,332	642,078
Professional fees	1,092,852	860,585
Office and general	752,995	710,415
Share-based compensation [note 16]	74,333	312,878
Depreciation	203,209	91,744
Net finance income [note 18]	(5,224,179)	(145,660)
Other income	(66,244)	(118,251)
	(532,742)	6,880,717

Income (loss) before tax	968,270	(6,776,441)
Income taxes
Current tax expense	17,796	10,000
Deferred tax recovery	(74,655)	-
	(56,859)	10,000
Net income (loss) for the period	1,025,129	(6,786,441)

Items of comprehensive income that will be
subsequently reclassified to earnings:
Foreign currency translation differences for foreign
operations, net of tax	28,520	356,062
Other comprehensive income, net of tax	28,520	356,062
Total comprehensive income (loss) for the period, net of tax	1,053,649	(6,430,379)

Weighted average shares outstanding	11,537,941	8,430,080
Basic and diluted income (loss) per share	0.09	(0.81)

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of cash flows

[Going concern uncertainty – see note 2]

(Unaudited)

Three months ended November 30,

	2023	2022
	$	$
Operating activities
Net income (loss)	1,025,129	(6,786,441)
Depreciation	275,839	266,670
Accretion on long-term debt and lease liability	43,904	39,156
Share-based compensation – options and warrants	74,333	312,878
Shares issued for services	405,262	122,503
Loss on investment in Limestone [note 5]	-	(202,000)
Income tax expense	(56,859)	10,000
Income tax paid	(8,802)	-
Gain on disposal of property and equipment	(4,391)	(39,346)
Gain on derivative liabilities	(5,411,168)	-
Gain on lease termination	-	(44,570)
Effect of exchange rate fluctuation	287	58,559
	(3,656,466)	(6,262,591)
Net change in non-cash working capital items
Trade and other receivables	50,160	167,647
Inventories	(737,177)	(540,629)
Other financial assets	(399)	10,545
Prepaid expenses	(859,379)	1,340,839
Trade and other payables	1,081,594	1,348,316
Contract liabilities	35,622	(2,634)
Other financial liabilities	(18,620)	(12,182)
Cash used in operating activities	(4,104,665)	(3,950,689)

Investing activities
Additions to property and equipment	(39,196)	(343,786)
Proceeds from the disposal of property and equipment	50,522	200,584
Cash provided by (used in) investing activities	11,326	(143,202)

Financing activities
Change in credit facility	55,000	110,000
Repayment of long-term debt	(65,306)	(22,115)
Issuance of shares and warrants [note 15]	1,781,194	18,711
Repayment of lease liabilities	(194,818)	(182,523)
Cash provided by (used in) financing activities	1,576,070	(75,927)

Net decrease in cash during the period	(2,517,269)	(4,169,818)
Cash, beginning of period	3,359,257	5,824,716
Cash, end of period	841,988	1,654,898

See accompanying notes

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

1. Incorporation and nature of business

Vision Marine Technologies Inc. [the “Company”] was incorporated on August 29, 2012 and its principal business is to manufacture and sell or rent electric boats. The Voting Common Shares of the Company are listed under the trading symbol “VMAR” on Nasdaq.

The Company is incorporated in Canada and its head office and registered office is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

Business seasonality

The Company’s operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of its reportable segments. This means the Company’s results in one quarter are not necessarily indicative of how the Company will perform in a future quarter.

Sale of electric boats

The sale of electric boats segment has a seasonal aspect to its operations. Most customers purchase their electric boats from the Company with the intention of utilizing them during the summer period which typically runs from early June to late August and corresponds to the Company’s fourth quarter of a financial year. As such, the revenues in this operating segment fluctuate based on the level of boat deliveries, with a high and a low in the fourth quarter and the first quarter, respectively.

Rental of electric boats

Revenue generated by the rental of electric boats segment also has a seasonal aspect to its operations. Boat rental as an activity is highly sought by customers when the weather is milder, which is typically the case during the period from May to August. A colder-than-expected or rainier summer in any given year could have an impact on the segment’s revenues and hence on its profitability. Revenue from the boat club memberships is not impacted by seasonality as the memberships are typically on an annual basis.

2. Basis of preparation and going concern uncertainty

Compliance with IFRS

These condensed interim consolidated financial statements are for the three-month period ended November 30, 2023 and have been prepared in accordance with IAS 34: Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the consolidated financial statements for the year ended August 31, 2023.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2023.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on January 12, 2024.

1

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

Going concern uncertainty

As of November 30, 2023, the Company has cash of $841,988 and working capital of $1,501,851. The Company has incurred recurring losses, has not yet achieved profitable operations and has a deficit of $50,523,608 since its inception. The cash flows from operations were negative for the three years ended August 31, 2023 as well as for the current three-month period ended November 30, 2023. Additional financing will be needed by the Company to fund its operations and to commercialize the E-Motion powertrain business. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of these condensed interim consolidated financial statements. In view of these matters, continuation as a going concern is dependent upon the continued operations of the Company which will be determined by the Company’s ability to meet its financial requirements, including its ability to raise additional capital.

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives and seeking additional financing from both the public and private markets through the issuance of equity securities. For the three-month period ended November 30, 2023, the Company was able to raise net proceeds from issuance of shares of $1,781,194. However, the Company's management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. Management also cannot provide any assurance as to unforeseen circumstances that could occur within the next 12 months which could increase the Company’s need to raise additional capital on an immediate basis, which additional capital may not be available to the Company.

The accompanying condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These condensed interim consolidated financial statements as at and for the three-month period ended November 30, 2023 do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate. Such adjustments could be material.

Basis of measurement

These condensed interim consolidated financial statements are presented in Canadian dollars and were prepared on a historical cost basis.

Basis of consolidation

The condensed interim consolidated financial statements include the accounts of the Company, and the subsidiaries that it controls. Control exists when the Company has the power over the subsidiary, when it is exposed or has rights to variable returns from its involvement with the subsidiary and when it has the ability to use its power to affect its returns. Subsidiaries that the Company controls are consolidated from the effective date of acquisition up to the effective date of disposal or loss of control.

2

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

Name of subsidiary	Principal activity	Country of incorporation and operation	Proportion of ownership held by the Company
7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
EB Rental Ltd.	Operates an electric boat rental center	United States	100%
EB Rental Ventura Corp.	Operates an electric boat rental center	United States	100%
EB Rental FL Corp.	Operates an electric boat rental center	United States	100%
Vision Marine Technologies Corp.	Operates an electric boat service center	United States	100%

Foreign currency translation

The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currency of 7858078 Canada Inc. is the Canadian dollar, while the functional currency for EB Rental Ltd., EB Rental Ventura Corp., EB Rental FL Corp. and Vision Marine Technologies Corp. is the US dollar.

The exchange rates for the currencies used in the preparation of the interim condensed consolidated financial statements were as follows:

	Exchange rate as at:		Average exchange rate for the three-month period ended
	November 30, 2023	August 31, 2023	November 30, 2023	November 30, 2022

US dollar	1.3582	1.3535	1.3655	1.3484

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where judgments, estimates and assumptions are considered significant to the condensed interim consolidated financial statements remain unchanged to the 2023 annual financial statements.

3

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

3. Trade and other receivables

	As at November 30, 2023	As at August 31, 2023
	$	$
Trade receivables	58,827	59,364
Sales taxes receivable	242,228	159,114
R&D tax credit receivable	143,500	143,500
Other receivables	56,121	188,858
	500,676	550,836

Trade receivables disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

As at November 30, 2023, trade receivables of $58,827 [August 31, 2023 – $59,364] were past due but not impaired. They relate to customers with no default history. The aging analysis of these receivables is as follows:

	As at November 30, 2023	As at August 31, 2023
	$	$
0 – 30	2,874	13,986
31 – 60	-	-
61 – 90	10,526	-
91 and over	45,427	45,378
	58,827	59,364

There were no movements in the allowance for expected credit losses for the three months ended November 30, 2023 and the year ended August 31, 2023.

4. Inventories

	As at November 30, 2023	As at August 31, 2023
	$	$
Raw materials	2,222,314	1,553,501
Work-in-process	408,210	369,753
Finished goods	552,207	522,300
	3,182,731	2,445,554

4

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

For the three months ended November 30, 2023, inventories recognized as an expense amounted to $550,864 [2022 – $693,715].

For the three months ended November 30, 2023, cost of sales includes depreciation of $72,630 [2022 – $174,926].

5. Investment in Limestone

On May 14, 2021, the Company subscribed for and purchased 3,400 senior unsecured subordinated convertible debentures of The Limestone Boat Company Limited [“Limestone”], a publicly traded company listed under the trading symbol "BOAT" on the TSX Venture Exchange [the "Debentures"], for an aggregate amount of $3,400,000.

The Debentures bore interest at a rate of 10% per annum, payable annually in arrears, and had a 36-month term [the “Term”]. The Debentures were convertible at any time at the option of the Company into common shares of Limestone [“Common Shares”] at a conversion price of $0.36 per Common Share [the “Conversion Price”]. If at any time following 120 days from the date of issuance of the Debentures [the “Closing Date“] and prior to the date that is 30 days prior to the end of the Term, the volume weighted average closing price of the Common Shares on the TSX Venture Exchange, or such other exchange on which the Common Shares may be listed, is equal to or higher than $0.50 per Common Share for 20 consecutive trading days, Limestone could have notified the Company that the Debentures will be automatically converted into Common Shares at the Conversion Price 30 days following the date of such notice.

The Investment in Limestone is carried at fair value through profit and loss and are considered as Level 2 financial instruments in the fair value hierarchy.

On January 20, 2023, Limestone announced that Limestone’s U.S. subsidiaries filed for voluntary petitions for relief under Chapter 7 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Middle District of Tennessee. As a result, the Company recorded an impairment on the entire value of the Debentures at the amount $2,637,000 for the year ended August 31, 2023.

On July 18, 2023, the Company agreed to give Limestone the right to convert the Debentures into common shares of Limestone at a conversion price of $0.071, which was approved by the shareholders of Limestone and is awaiting the issuance of the Company’s shareholder certificate, following the exercise of the conversion right by Limestone. The Company maintained the fair value of its investment in Limestone at nil as at November 30, 2023 [August 31, 2023 – Nil].

For the three months ended November 30, 2023, the Company recorded a loss of nil [2022 – $109,667] in net finance income for the change in the fair value of the Investment in Limestone [note 18].

5

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

6. Right-of-use assets

	Premises	Computer equipment	Rolling stock	Boat rental fleet	Total
	$	$	$	$	$
Cost
Balance at August 31, 2022	2,880,039	3,646	88,020	211,459	3,183,164
Additions	921,498	-	-	-	921,498
Disposals	-	-	(46,200)	(170,298)	(216,498)
Transferred to property and equipment	-	(3,646)	-	(41,161)	(44,807)
Currency translation	38,254	-	2,100	-	40,354
Balance at August 31, 2023	3,839,791	-	43,920	-	3,883,711
Additions	-	-	38,283	-	38,283
Currency translation	3,419	-	1,000	-	4,419
Balance at November 30, 2023	3,843,210	-	83,203	-	3,926,413

Accumulated depreciation
Balance at August 31, 2022	822,407	2,878	20,315	76,464	922,064
Depreciation	615,937	768	23,934	21,442	662,081
Disposal	-	(3,646)	(13,475)	(97,906)	(115,027)
Balance at August 31, 2023	1,438,344	-	30,774	-	1,469,118
Depreciation	169,013	-	5,467	-	174,480
Balance at November 30, 203	1,607,357	-	36,241	-	1,643,598

Net carrying amount
As at August 31, 2023	2,401,447	-	13,146	-	2,414,593
As at November 30, 2023	2,235,853	-	46,962	-	2,282,815

6

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

7. Property and equipment

	Machinery and equipment	Rolling stock	Computer equipment	Moulds	Leasehold improvements	Boat rental fleet	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2022	333,084	118,664	21,032	911,924	264,356	971,477	2,620,537
Additions	62,409	69,029	565	30,501	97,699	678,599	938,802
Disposals	-	(136,072)	-	-	-	(499,770)	(635,842)
Transferred from Right-of-use assets	-	-	3,646	-	-	41,161	44,807
Currency translation	-	(2,347)	-	-	-	(70,115)	(72,462)
Balance at August 31, 2023	395,493	49,274	25,243	942,425	362,055	1,121,352	2,895,842
Additions	29,196	-	-	-	10,000	-	39,196
Disposals	-	-	-	-	-	(54,328)	(54,328)
Currency translation	-	-	-	-	-	(1,661)	(1,661)
Balance at November 30, 2023	424,689	49,274	25,243	942,425	372,055	1,065,363	2,879,049

Accumulated depreciation
Balance at August 31, 2022	197,804	29,999	12,803	73,028	44,505	43,416	401,555
Depreciation	31,495	25,875	4,485	37,696	69,332	72,163	241,046
Disposal	-	(21,864)	-	-	-	(38,821)	(60,685)
Balance at August 31, 2023	229,299	34,010	17,288	110,724	113,837	76,758	581,916
Depreciation	9,040	1,344	1,094	9,423	21,699	18,666	61,266
Disposal	-	-	-	-	-	(8,197)	(8,197)
Balance at November 30, 2023	238,339	35,354	18,382	120,147	135,536	87,227	634,985

Net carrying amount
As at August 31, 2023	166,194	15,264	7,955	831,701	248,218	1,044,594	2,313,926
As at November 30, 2023	186,350	13,920	6,861	822,278	236,519	978,136	2,244,064

7

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

8. Intangible assets and goodwill

	Intellectual property	Software	Trade name	Backlog	Website	Total
	$	$	$	$	$	$
Cost
Balance at August 31, 2022	1,035,070	101,775	98,294	79,550	18,858	1,333,547
Additions	-	-	-	-	-	-
Currency translation	-	-	6,057	4,556	1,211	11,824
Balance at August 31, 2023	1,035,070	101,775	104,351	84,106	20,069	1,345,371
Currency translation	-	-	(559)	(435)	(111)	(1,105)
Balance at November 30, 2023	1,035,070	101,775	103,792	83,671	19,958	1,344,266

Accumulated depreciation
Balance at August 31, 2022	159,089	24,700	14,439	19,830	2,819	220,877
Depreciation	103,508	12,920	20,426	16,911	4,005	157,770
Balance at August 31, 2023	262,597	37,620	34,865	36,741	6,824	378,647
Depreciation	25,877	3,635	5,277	4,288	1,016	40,093
Balance at November 30, 2023	288,474	41,255	40,142	41,029	7,840	418,740

Net carrying amount
As at August 31, 2023	772,473	64,155	69,486	47,365	13,245	966,724
As at November 30, 2023	746,596	60,520	63,650	42,642	12,118	925,526

The balance of goodwill is $9,714,558 as at November 30, 2023 [August 31, 2023 – $9,680,941], with the change since acquisition date due to foreign exchange translation.

9. Credit facility

The Company has an authorized line of credit of $250,000, renewable annually, bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $750,000 on all present and future accounts receivable and inventory. As at November 30, 2023, the Company has drawn an amount of $210,000 [August 31, 2023 - $155,000] on the line of credit.

10. Trade and other payables

	As at November 30, 2023	As at August 31, 2023
	$	$
Trade payable	2,312,297	1,107,310
Sales taxes payable	43,773	62,398
Salaries and vacation payable	480,424	585,192
	2,836,494	1,754,900

8

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

11. Contract liabilities

	As at November 30, 2023	As at August 31, 2023
	$	$
Opening balance	1,815,731	1,029,318
Payments received in advance	278,644	3,330,235
Boat sale deposits	-	151,572
Payments reimbursed	-	(8,131)
Transferred to revenues	(246,581)	(2,718,943)
Currency translation	3,559	31,680
Closing balance	1,851,353	1,815,731

12. Lease liabilities

	As at November 30, 2023	As at August 31, 2023
	$	$
Opening balance	2,641,794	2,415,549
Additions	38,283	921,498
Repayment	(194,818)	(726,893)
Interest on lease liability	35,750	139,132
Lease termination	-	(151,800)
Currency translation	4,327	44,308
Closing balance	2,525,336	2,641,794

Current	681,744	647,638
Non-current	1,843,592	1,994,156
	2,525,336	2,641,794

Future undiscounted lease payments as at November 30, 2023 are as follows:

$
Less than one year	803,518
One to five years	1,930,685
2,734,203

9

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

13. Long-term debt

	As at November 30, 2023	As at August 31, 2023
	$	$
The government assistance loan is non-interest bearing until December 31, 2023 at which time the loan bears interest at 5% per annum. The loan must be repaid by December 31, 2025.	40,000	40,000

Term loans, bearing interest at rates varying 9.44% and 10.71% per annum payable in monthly installments of $23,337 ending January 2025.	208,177	265,329
	248,177	305,329
Current portion of long-term debt	236,719	271,546
	11,458	33,783

14. Related party transactions

Companies related through common ownership

EB Rental Ltd. [prior to June 3, 2021]

7858078 Canada Inc. [prior to June 3, 2021]

Montana Strategies Inc.

Key management personnel of the Company have control over the following entities

California Electric Boat Company Inc.

9335-1427 Quebec Inc.

Hurricane Corporate Services Ltd.

Mac Engineering, SASU – Since February 16, 2021

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

10

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

The following table summarizes the Company’s related party transactions for the period:

	Three months ended November 30, 2023	Three months ended November 30, 2022
	$	$
Office salaries and benefits
Montana Strategies Inc.	-	19,519

Research and Development
Mac Engineering, SASU	791,906	49,964

The Company leases its Boisbriand premises from California Electric Boat Company Inc. As at November 30, 2023, the right-of-use assets and lease liabilities related to those leases amount to $1,182,284 and $1,317,323 respectively [August 31, 2023 – $1,270,955 and $1,395,732 respectively] [notes 6 and 12].

Remuneration of directors and key management of the Company

	Three months ended November 30, 2023	Three months ended November 30, 2022
	$	$
Wages	502,015	621,863
Share-based payments – capital stock	66,588	-
Share-based payments – stock options	21,554	64,291
	590,157	686,154

The amounts due to and from related parties are as follows:

	As at November 30, 2023	As at August 31, 2023
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to related party
Alexandre Mongeon	17,384	20,135

11

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

	As at November 30, 2023	As at August 31, 2023
	$	$
Amounts due to related parties included in trade and other payable
Alexandre Mongeon	10,769	19,384
Patrick Bobby	7,693	13,847
Kulwant Sandher	4,808	8,654
Xavier Montagne	5,808	10,454
Mac Engineering, SASU	200,405	9,935
	229,483	62,274

Advances from related parties are non-interest bearing and have no specified terms of repayment.

15. Capital stock

Authorized

Voting Common Shares – Series Founder, Series Investor 1, Series Investor 2, voting and participating

Non-Voting Common Shares, non-voting

Preferred Shares, without par value, non-cumulative annual dividend, redeemable at their issue price, non- participating, non-voting

Issued

	As at November 30, 2023	As at August 31, 2023
	$	$

11,649,319 Voting Common Shares [August 31, 2023 – 11,172,800]	51,816,439	50,395,717

During the three-month period ended November 30, 2023, the Company issued 103,649 Voting Common Shares to third parties in exchange for marketing services provided to the Company.

During the three-month period ended November 30, 2023, the Company issued 372,870 Voting Common Shares and warrants to purchase Voting Common Shares, respectively as part of the financing rounds for a total cash consideration price of $1,781,194, net of transaction costs of $246,298. During the three-month period ended November 30, 2023, the warrants issued are to purchase 372,870 Voting Common Shares of the Company for a period of three years from the issuance date at an exercise price at U.S. $4.05.

12

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

As at November 30, 2023, the derivative liabilities related to the warrants issued amounted to $765,733 [August 31, 2023 – $5,558,822]. For the three-month period ended November 30, 2023, the Company allocated transaction costs of $149,472 related to the warrants issued during the period, which were recorded in net finance income [2022 – Nil] [note 18].

The table below summarizes the movement in the derivative liabilities during the three-month period ended November 30, 2023 and the fiscal year ended August 31, 2023:

	As at November 30, 2023	As at August 31, 2023
	$	$
Opening balance	5,558,822	-
Additions	765,733	7,614,510
Change in estimate of fair value	(5,411,168)	(2,055,688)
Closing balance	913,387	5,558,822

16. Share-based payments

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

Stock options

On multiple grant dates, the Company granted stock options at exercise prices varying between $2.78 and $16.29 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from the grant dates.

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three months ended November 30, 2023 amounts to $74,333 [2022 – $312,878]. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

13

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

Grant date	Exercise price	Market price	Expected volatility	Risk-free interest rate	Expected life
	$	$	%	%	[years]
May 27, 2020	3.70	3.70	84	0.4	5
May 27, 2020	2.78	3.70	84	0.4	5
October 23, 2020	3.70	3.70	97	0.4	5
November 24, 2020	16.29	13.03	101	0.4	5
November 24, 2020	5.68	5.72	75	3.6	4
February 23, 2021	15.75	15.05	103	0.6	5
May 14, 2021	5.68	5.72	75	3.6	3
July 14, 2021	9.25	9.01	105	0.7	5
September 21, 2021	8.85	8.58	106	0.9	5
January 22, 2022	5.65	5.52	107	1.5	5
November 30, 2022	6.09	6.09	107	3.1	5
December 1,2022	5.83	5.83	107	3.0	5
March 22, 2023	5.76	5.14	75	3.6	2
March 25, 2023	5.77	5.23	75	3.6	3
March 25, 2023	5.77	5.23	75	3.6	4
April 20, 2023	5.79	5.27	75	3.6	5

The following tables summarize information regarding the option grants outstanding as at November 30, 2023:

	Number of options	Weighted average exercise price
	#	$
Balance at August 31, 2022	1,706,418	9.45
Granted	88,500	5.80
Forfeited	(268,158)	9.65
Stock options modifications	(370,000)	5.78
Exercised	(57,219)	2.86
Balance at August 31, 2023	1,099,541	5.22
Forfeited	(5,000)	5.22
Balance at November 30, 2023	1,094,541	5.22

Exercise price range	Number of options outstanding	Weighted average grant date fair value	Weighted average remaining contractual life	Exercisable options
$	#	$	[years]	#
2.78 - 3.70	454,041	2.48	1.51	447,228
5.65 – 5.83	575,500	2.94	4.17	519,618
6.09 – 8.85	30,000	6.26	7.33	26,250
16.29	35,000	9.33	7.00	35,000

14

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

Warrants

On November 23, 2020, the Company granted the underwriter the option to purchase 151,800 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of U.S. $12.50 ($16.53).

On August 5, 2022, the Company granted the underwriter the option to purchase 50,000 Voting Common Shares of the Company for a period of four years from the grant date at an exercise price of U.S. $8.00 ($10.30).

On January 19, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 554,253 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21 ($5.63).

On February 17, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 475,059 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21 ($5.67).

On April 19, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 381,293 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21 ($5.64).

On June 16, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 493,828 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21 ($5.35).

On August 2, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 493,832 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21 ($5.37).

On September 20, 2023, as part of a share subscription [note 15], the Company issued warrants with the option to purchase 372,870 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21 ($5.44).

The table below lists the assumptions used to determine the fair value of these warrants grants or issuances. Volatility is based on historical share price volatility of the Company and other public companies with characteristics similar to the Company.

Grant or issuance date	Exercise price	Market price	Expected volatility	Risk-free interest rate	Expected life
	$	$	%	%	[years]
August 5, 2022	10.30	7.20	100	2.9	3
January 19, 2023	5.63	5.63	100	3.4	3
February 17, 2023	5.67	6.05	100	4.0	3
April 19, 2023	5.64	5.55	75	3.9	3
June 16, 2023	5.35	5.50	75	4.1	3
August 2, 2023	5.37	5.10	75	4.8	3
September 20, 2023	5.44	4.40	75	4.8	3

15

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

Grant or issuance date	Exercise price	Number of warrants outstanding	Weighted average remaining contractual life
	$	#	[years]
November 23, 2020	16.53	151,800	1.98
August 5, 2022	10.30	50,000	1.68
January 19, 2023	5.63	554,253	2.14
February 17, 2023	5.67	475,059	2.22
April 19, 2023	5.64	381,293	2.39
June 16, 2023	5.35	493,828	2.55
August 2, 2023	5.37	493,832	2.67
September 20, 2023	5.44	372,870	2.81

 17. Revenues

	Three months ended November 30, 2023	Three months ended November 30, 2022
	$	$
Sales of boats	88,093	157,285
Sales of parts and boat maintenance	30,497	90,836
Boat rental and boat club membership revenue	867,802	1,151,639
	986,392	1,399,760

The geographical distribution of revenues from external customers is as follows:

			Three months ended November 30, 2023
	Sale of electric boats	Rental of electric boats	Total
	$	$	$
Canada	45,326	-	45,326
USA	73,264	867,802	941,066
Other	-	-	-
	118,590	867,802	986,392

16

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

			Three months ended November 30, 2022
	Sale of electric boats	Rental of electric boats	Total
	$	$	$
Canada	-	-	-
USA	248,120	1,151,640	1,399,760
Other	-	-	-
	248,120	1,151,640	1,399,760

18. Net finance income

	Three months ended November 30, 2023	Three months ended November 30, 2022
	$	$
Interest and bank charges	64,563	56,340
Interest income	(27,046)	(311,667)
Loss on Debentures [note 5]	-	109,667
Transaction costs [note 15]	149,472	-
Gain on derivative liabilities [note 15]	(5,411,168)	-
	(5,224,179)	(145,660)

19. Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

●	Level 1: Quoted prices in active markets for identical items [unadjusted];
●	Level 2: Observable direct or indirect inputs other than Level 1 inputs; and
●	Level 3: Unobservable inputs [i.e., not derived from market data].

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances to/from related parties and trade and other payables are assumed to approximate their fair value due to their short-term nature.

17

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Classified as Level 2, the fair value of Debentures was estimated using the partial differential equation model to value convertible debentures that include a call feature. Key assumptions used in the model include volatility, which was based on actual trading data, difference in volatility since initial issuance of the instrument and similar instruments on the market, and credit spread, which was based on corporate bond yield spreads in the market and credit spread data for similar public companies. The model included a fair value adjustment based on an initial calibration exercise. During the three months ended February 28, 2023, the Company recorded an impairment loss on the Debentures based on the estimated recoverable amount of the financial asset [note 5].

The fair value of the derivative liabilities related to the warrants issued is classified as Level 2 in the fair value hierarchy and is calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility, as well as the current market price of the Voting Common Shares. As at November 30, 2023, the Company used volatility of approximately 75% over the remaining contractual life in order to determine the fair value of the derivative liabilities. As at November 30, 2023, if the volatility used was increased by 10% the impact would be an increase of $225,000 to the derivative liabilities with a corresponding decrease in total comprehensive income. As at November 30, 2023, if the current market price of the Voting Common Shares increased by 10%, the impact would be an increase of $198,000 to the derivative liabilities with a corresponding decrease in total comprehensive income.

20. Segment information

The Company operates in two reportable business segments.

The two reportable business segments offer different products and services, require different processes and are based on how the financial information is produced internally for the purposes of monitoring operating results and making decisions about resource allocation and performance assessment by the Company’s Chief Operating Decision Maker.

The following summary describes the operations of each of the Company’s reportable business segments:

•	Sale of electric boats – manufacture of customized electric boats for consumer market and sale of boat parts maintenance, and
•	Rental of electric boats – short-term rental operation and boat club membership.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

18

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

	Three months ended November 30, 2023
	Sale of electric boats		Rental of electric boats	Inter-segment eliminations	Total
	$		$	$	$
Revenue from external customers	118,590		867,802	-	986,392
Revenue from other segments	18,894		6,908	(25,802)	-
Segment revenues	137,484		874,710	(25,802)	986,392
Segment gross profit (loss)	(28,743)		184,254	280,017	435,528

Segment profit (loss) before tax	1,126,640	[1]	(165,505)	7,135	968,270
Research and development	984,506		-	-	984,506
Office salaries and benefits	680,994		179,460	-	860,454

	Three months ended November 30, 2022
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Revenue from external customers	248,121	1,151,639	-	1,399,760
Revenue from other segments	221,915	127,111	(349,026)	-
Segment revenues	470,036	1,278,750	(349,026)	1,399,760
Segment gross profit (loss)	(443,679)	651,526	(103,571)	104,276

Segment profit (loss) before tax	(6,893,052)	165,184	(48,573)	(6,776,441)
Research and development	3,769,103	-	(81,906)	3,687,197
Office salaries and benefits	630,617	209,114	-	839,731

	As at November 30, 2023
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Segment assets	19,472,818	13,751,281	(10,339,470)	22,884,629
Cash	656,207	185,781	-	841,988
Additions to property and equipment	39,196	-	-	39,196
Segment liabilities	6,661,151	3,310,135	(1,199,798)	8,771,488

1 For the three-month period ended November 30, 2023, the segment profit for this segment includes a gain on derivative liabilities of $5,411,168 [see note 18].

19

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

	As at August 31, 2023
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Segment assets	20,344,002	13,941,898	(10,239,388)	24,046,512
Cash	3,025,565	333,692	-	3,359,257
Additions to property and equipment	194,820	974,533	(185,744)	983,609
Segment liabilities	10,154,031	3,341,868	(1,013,824)	12,482,075

The Company has disclosed the above amounts for each reportable segment because they are regularly reviewed by the Chief Operating Decision Maker.

21. Additional cash flows information

Financing and investing activities not involving cash:

	Three months ended November 30, 2023	Three months ended November 30, 2022
	$	$
Additions to right-of-use assets	38,283	307,525
Lease termination	-	100,350

22. Commitments

In addition to the obligations under leases [note 12], the Company is subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next years, is as follows:

$
2024	10,943,420

In October 2021, EB Rental Ltd. has entered into lease arrangement for premises, which has not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at November 30, 2023. The lease offers EB Rental Ltd. a termination clause in case certain contractual requirements are not met by the lessor at the lease commencement date.

20

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2023

The Company’s undiscounted lease commitments related to this lease are as follows as at November 30, 2023:

$
2024	67,910
2025	164,342
2026	167,629
2027 and thereafter	448,287

23. Subsequent events

During the months of December 2023 and January 2024, the Company issued a total of 10,870 Voting Common Shares to third parties in exchange of sub-contracting services provided to the Company related to investor relations.

On December 4, 2023, the Company announced a strategic partnership with Blue Water Boat Rental, a leader in internal combustion engine boat rentals. The Company will provide 8 electric boats and share 50% of the revenue generated by the partnership. Blue Water will provide the personnel, sales and marketing, slips and dock space and other items.

On December 13, 2023, the Company authorized the issuance of new Series A Preferred Shares. This new class of shares will rank senior to the Voting Common Shares but retain no voting rights. They will have a stated value of US$1,000 per share and will be convertible into Voting Common Shares of the Company at the election of the holder at any time at a price of US$1.05 per share, exercise price subject to adjustment. The Series A Preferred Shares are convertible at the election of its holder into that number of Voting Common Shares determined by dividing the Series A stated value (plus any and all other amounts which may be owing in connection therewith) by the exercise price, subject to certain beneficial ownership limitations which prohibit any holder from converting into an amount of Voting Common Shares that would cause such holder to beneficially own more than 4.99% of the then outstanding Voting Common Shares). On the one-year anniversary of the original issuance date, the Series A Preferred Shares will automatically convert into Voting Common Shares at the lesser of the then exercise price, and 80% of the average volume-weighted average price of the Company’s Voting Common Shares during the five trading days ending on, and including, such date. In no event shall the conversion price for the Series A Preferred Shares be less than US$0.30, subject to adjustment herein.

Concurrently, the Company has agreed to reduce the exercise price of 2,922,935 of its previously issued warrants from US$4.05 and US$4.25 to US$1.05, which includes certain participating investors, who have entered into warrant amendment agreements with the Company.

On December 21, 2023, the Company issued 2,900 Series A Preferred Shares and warrants to purchase 2,761,904 Voting Common Shares as part of a private placement for a total cash consideration price of $3,254,227, net of transaction costs of $605,963. Investors were also granted an option to purchase up to an additional 2,900 shares of Series A Preferred Shares and up to an additional 2,761,904 Warrants for a period of six (6) months from the execution of the definitive securities purchase agreements. The warrants issued are to purchase 2,761,904 Voting Common Shares of the Company for a period of 5 years from the grant date at an exercise price at U.S. $1.05.

On January 10, 2024, the Company announced that the Government of Québec, through Investissement Québec, will subscribe for up to US$3 million in preferred shares of the Company.

21